FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Receives Award for Best Corporate Social Responsibility Practice

Toronto, Ontario (September 16, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that the Mexican Center for Philanthropy (Cemefi), the Alliance for Corporate Social Responsibility in Mexico (AliaRSE), and Forum Empresa have named Alamos Gold Best Corporate Social Responsibility Practice 2019 in the category of Connecting with the Community. This award acknowledges the Company’s commitment to corporate social responsibility (“CSR”), highlighting successes with the voluntary relocation of residents from Mulatos to Matarachi. Alamos worked closely with the community, investing in several projects that will provide long-term benefits; including the construction of 21 new homes, a new school, church and medical clinic.

The Technical Evaluation Committee for the Award recognized Alamos’ CSR practices as creative, innovative, and exceeding established standards. Furthermore, the Company’s CSR practices benefit its community stakeholders while complementing successes at its operations.

“We are honored to be receiving this Award for our commitment and leadership in corporate social responsibility in Mexico. As a company, sustainability and corporate social responsibility are core values which are incorporated into activities at all our operations,” said John A. McCluskey, President and CEO.

ALAMOS GOLD INC.
Conjunto Urbano y Habitacional
de Mulatos y Matarachi
La Lic. Claudia Pavlovich Arellano, Gobernadora Constitucional
Sonora, y el Sr. John McCluskey, Presidente Ejecutivo de Alamos
Inc, inauguraron este conjunto urbano y habitacional que fue por Alamos Gold Inc. para el bienestar de los habitantes
de Mulatos y Matarachi, Sahuripa, Sonora.
2019

TRADING SYMBOL: TSX:AGI NYSE:AGI

FEBRERO
EXTINTOR
RUTA DE EVACUACION
PROHIBIDO FUMAR

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TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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